UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2012

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file number 001-31240

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR HOURLY-RATED

EMPLOYEES OF NEWMONT

(Title of Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMONT MINING CORPORATION

(Issuer of Securities)

6363 South Fiddler’s Green Circle

Greenwood Village, Colorado 80111

(Principal Executive Office)

Newmont

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Financial Statements at December 31, 2012 and 2011 and for the years ended December 31, 2012 and 2011 and Supplemental Schedules at December 31, 2012.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Retirement Savings Plan for Hourly-Rated Employees of Newmont

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Hourly-Rated Employees of Newmont (the “Plan”) at December 31, 2012 and 2011 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Causey Demgen & Moore P.C.

Causey Demgen & Moore P.C.

Denver, Colorado

July 1, 2013

Newmont

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Statements of Net Assets Available for Benefits

	At December 31,
	2012	2011
Assets
Investments, at fair value:
Investments in registered investment companies	$60,175,346	$52,908,041
Investments in employer stock	14,269,081	16,372,100

Total investments, at fair value	74,444,427	69,280,141
Notes receivable from participants	5,732,443	5,317,525

Net assets available for benefits	$80,176,870	$74,597,666

The accompanying notes are an integral part of these financial statements.

Newmont

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2012	2011
Additions to (Deductions from) net assets attributed to:
Investment income
Dividend income, common stock	$400,136	$273,217
Dividend income, registered investment companies	1,183,439	1,077,143
Net appreciation (depreciation) in the fair value of investments (Notes 2 and 3)	938,245	(1,898,567)
Other additions	20,912	4,138

Net investment income (loss)	2,542,732	(544,069)
Interest income on notes receivable from participants	234,356	232,695
Contributions (Note 1)
Employer, net of forfeitures applied	3,984,164	3,293,264
Participant	7,424,487	6,364,484
Rollover	59,774	74,167

Total contributions	11,468,425	9,731,915

Total additions	14,245,513	9,420,541
Deductions from net assets attributed to:
Payment of benefits	(7,631,929)	(8,270,846)
Administrative and other expenses	(102,935)	(77,484)

Total deductions	(7,734,864)	(8,348,330)

Increase in net assets before net transfers	6,510,649	1,072,211
Transfers
Transfers in from Retirement Savings Plan of Newmont	300,828	133,456
Transfers out to Retirement Savings Plan of Newmont	(1,232,273)	(1,565,782)

Net transfers	(931,445)	(1,432,326)

Increase (Decrease) in net assets	5,579,204	(360,115)
Net assets available for benefits at beginning of year	74,597,666	74,957,781

Net assets available for benefits at end of year	$80,176,870	$74,597,666

The accompanying notes are an integral part of these financial statements.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2012 and 2011

1. Description of the Plan

The following description of the Retirement Savings Plan for Hourly-Rated Employees of Newmont (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan was established effective October 1, 1991, by Newmont Mining Corporation and its affiliates (the “Company”) to qualify as a defined contribution, profit sharing plan under Section 401(a) of the Internal Revenue Code, for the benefit of eligible employees of the Company. Effective January 1, 2013, the Plan was amended and restated. The Plan is a collectively bargained, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

Administration

Trustee, record keeping and investment management services are performed by The Vanguard Fiduciary Trust Company, a member of the Vanguard Group, Inc.

The Plan is administered by the Administration Committee. The Administration Committee may retain independent advisors and consultants, and is responsible for administration and for managing the Plan’s activities. Newmont USA Limited, a delegate of the Company, appoints members of the Investment Committee and the Investment Committee reviews and selects the investment fund options offered under the Plan.

Eligibility and Contributions

Employees are eligible to participate in the Plan after performing one hour of service. Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis or combination thereof, from 1% to 100% of the Plan eligible compensation to a maximum of $17,000 and $16,500 on a pre-tax basis for the 2012 and 2011 Plan years, respectively. The plan allows for Roth contributions, which are after-tax contributions tracked in a separate account, but subject to the same limitations set forth above.

The Company’s matching contribution for each eligible active participant, is limited to 6% of his or her compensation. Participant’s contributions are matched by the Company in Company common stock. The number of Company shares contributed is based on the market price at the date of contribution. Total matching contributions were limited to a maximum of $12,000 per participant for 2012 and 2011. Participants are allowed to divest their Company common stock at any time.

All employees who are eligible to make elective deferrals under this Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions beyond the pre-tax limit to “catch-up” retirement savings. The limit for catch-up contribution in the Plan for 2012 and 2011 was $5,500.

In addition, the maximum contributions and other additions (including all other defined contribution plans sponsored by the Company) for the plan year of a participant under the Plan may not exceed the lesser of $50,000 and $49,000 in 2012 and 2011, respectively or 100% of the eligible compensation paid to the participant by the Company in such plan year. Annual additions are defined to include participant’s contributions and the Company’s matching contributions.

The Plan also allows rollover contributions of part or all of an “eligible rollover distribution” received by a participant from a qualified plan of a previous employer.

Vesting

Participants are fully vested in their contributions, and are vested in employer matching contributions 20% after one year of service, 40% after two years of service, 60% after three years of service and 100% after four years of service. Additionally, participants become fully vested in Company contributions upon death, disability or retirement. Terminated participants are subject to the vesting schedule in place at the time of their termination of employment with the Company.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2012 and 2011

Non-vested balances of employees who terminate are forfeited and used generally to reduce subsequent Company contributions to the Plan and pay administrative expenses of the Plan. Unallocated forfeited balances amounted to $343,851 and $214,929 at December 31, 2012 and 2011, respectively.

Participant Accounts

Separate accounts are maintained for each participant and are credited with the participant’s contributions, the Company’s contributions and rollover contributions, if any, including the allocations of earnings and losses to these accounts calculated daily based on participant account balances. Participants direct their investments by electing the percentages of their accounts and contributions to be allocated between investment fund alternatives. Participants may make unlimited changes in their future investment allocations or make transfers of existing balances between investment fund alternatives. With respect to participant contributions, participants may not elect to increase their investments in Company stock in excess of 20% of an individual participant’s account balance.

Payment of Benefits, Withdrawals and Transfers

At the time of a participant’s retirement, death or disability, the vested balances in all of his or her accounts will be paid in a lump sum. Upon termination of employment for reasons other than retirement, death or disability, participants are entitled to receive a lump sum payment for the value of the non-forfeitable portion of their account. Such lump sum payments may result in adverse tax consequences for the participant. Participants with vested account balances of $1,000 or less are required to roll their account balances into an IRA rollover account, another qualified benefit plan, or receive a lump sum distribution. Participants with account balances in excess of $1,000 may choose to leave their account balances in the Plan.

In order to facilitate efficient Plan administration and disclosure, the Plan permits the automatic transfer of accounts held under the Plan to the Retirement Savings Plan of Newmont and any other defined contribution plan maintained by the Company or its controlled group members when a participant becomes an active participant in such other plan.

Notes Receivable from Participants

Participants may borrow from their individual plan account, with a minimum amount of $1,000 and a maximum amount equal to the lesser of 50% of such participant’s vested balance or $50,000. The interest rate on such loans is the prime rate in effect at the time the loan is taken plus one percent and is fixed over the term of the loan. The repayment period may be up to five years for a general loan, or up to 15 years for the purchase of a principal residence.

Plan Termination

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan (“full termination”) subject to the provisions of ERISA. In the event of full termination or termination with respect to a group or class of participants (“partial termination”), the unvested portion of Company contributions for participants subject to such full termination or partial termination will become fully vested and non-forfeitable.

2. Significant Accounting Principles

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting. Trades are recorded on the trade date. Interest is accrued when earned and dividends are accrued when declared.

Valuation of Investments

All of the Plan’s investments are maintained in mutual funds and a Company stock fund which are valued using quoted market prices from the respective securities’ principal active exchange. The net appreciation (depreciation) in the fair value of investments for the period is included in the determination of net investment gain (loss) as reflected in the Statements of Changes in Net Assets Available for Benefits.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2012 and 2011

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the plan document. These notes have interest rates ranging from 4.25% to 9.25% and mature from January 2013 through December 2027.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in a combination of mutual funds and Company stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Payments of Benefits

Payments of benefits are recorded when paid.

Plan Expenses

Administrative expenses on behalf of the Plan are paid through the use of forfeitures and by the Company.

Administrative expenses include recordkeeping fees, audit fees, trustee fees, account maintenance fees and legal fees. Participant loan origination fees are excluded from administrative expenses and deducted from participant’s accounts as they are paid directly by the participants to the trustee.

Plan-related expenses of $297 and $4,804 were paid by the Company for the years ended December 31, 2012 and 2011, respectively.

3. Investments

Plan participants have the following investment options: Templeton Developing Markets Trust – Class A, Vanguard 500 Index Fund Investor Shares, Vanguard Capital Opportunity Fund Investor Shares, Vanguard Explorer Fund Investor Shares, Vanguard Extended Market Index Fund Investor Shares, Vanguard International Growth Fund Investor Shares, Vanguard PRIMECAP Fund Investor Shares, Vanguard Prime Money Market Fund, Vanguard Small-Cap Index Fund Investor Shares, Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2040 Fund, Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2050 Fund, Vanguard Target Retirement 2055 Fund, Vanguard Target Retirement Income Fund, Vanguard Total Bond Market Index Fund Investor Shares, Vanguard Total International Stock Index Fund, Vanguard Wellington Fund Investor Shares, Vanguard Windsor II Fund Investor Shares, and Newmont Mining Stock Fund. Participants are able to allocate and reallocate account balances among these funds on a daily basis. All investments are participant directed.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2012 and 2011

The fair value of individual investments that represented 5% or more of the Plan’s net assets at December 31, 2012 and 2011, respectively, were as follows:

	2012	2011
Investment Funds
Vanguard 500 Index Fund Investor Shares	$10,028,228	$9,226,984
Vanguard Prime Money Market Fund	11,311,216	10,985,933
Vanguard Total Bond Market Index Fund Investor Shares	4,472,917	3,906,760
Newmont Mining Stock Fund	14,269,081	16,372,1003

The reconciliation of net appreciation in fair value of the Plan’s investments at December 31, 2012 and 2011, respectively, were as follows:

	2012	2011
Net realized (loss) on sale of assets, common stock	$(429,849)	$(104,690)
Net realized gain on sale of registered investment companies	615,529	163,563
Unrealized (depreciation) of assets, common stock	(3,293,154)	(281,339)
Unrealized appreciation (depreciation) of registered investment companies	4,045,719	(1,676,101)

Net appreciation (depreciation) in fair value of the Plan’s investments	$938,245	$(1,898,567)

4. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2012 and 2011

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Investments in registered investment companies: Valued at its year end quoted market price.

Investments in employer stock: Valued at its year-end unit closing price (comprised of year-end market price reported on the active market plus uninvested cash position).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2012:

	Assets at Fair Value at December 31, 2012
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Large cap blend funds	$10,028,228	$—	$—	$10,028,228
Mid cap blend funds	1,392,021	—	—	1,392,021
Small cap blend funds	1,531,312	—	—	1,531,312
International blend funds	743,225	—	—	743,225
Large cap growth funds	1,160,825	—	—	1,160,825
Mid cap growth funds	3,353,139	—	—	3,353,139
International growth funds	2,654,756	—	—	2,654,756
Large cap value funds	1,580,235	—	—	1,580,235
Balanced funds	21,947,472	—	—	21,947,472
Money market funds	11,311,216	—	—	11,311,216
Intermediate term bond funds	4,472,917	—	—	4,472,917

Total registered investment companies	60,175,346	—	—	60,175,346
Employer stock	14,269,081	—	—	14,269,081

	$74,444,427	$—	$—	$74,444,427

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2011:

	Assets at Fair Value at December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Large cap blend funds	$9,226,984	$—	$—	$9,226,984
Mid cap blend funds	1,077,724	—	—	1,077,724
Small cap blend funds	1,476,037	—	—	1,476,037
International blend funds	695,713	—	—	695,713
Large cap growth funds	993,117	—	—	993,117
Mid cap growth funds	2,894,777	—	—	2,894,777
International growth funds	2,417,764	—	—	2,417,764
Large cap value funds	1,340,570	—	—	1,340,570
Balanced funds	17,892,662	—	—	17,892,662
Money market funds	10,985,933	—	—	10,985,933
Intermediate term bond funds	3,906,760	—	—	3,906,760

Total registered investment companies	52,908,041	—	—	52,908,041
Employer stock	16,372,100	—	—	16,372,100

	$69,280,141	$—	$—	$69,280,141

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Notes to Financial Statements

December 31, 2012 and 2011

5. Tax Status of the Plan

The Plan received a favorable determination letter from the Internal Revenue Service as to the qualified status of the Plan on May 13, 2009. An application for a favorable determination letter was filed on January 30, 2013 and is currently pending with the Internal Revenue Service. Although the Plan has been amended since receipt of the determination letter, the Plan remains a qualified plan and is not subject to tax. Accordingly, no provision for federal or state income taxes has been recorded.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that at December 31, 2012, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the years prior to 2009.

6. Related Party Transactions

The Vanguard Fiduciary Trust Company acts as trustee for only those investments as defined in the Plan. Also, certain Plan assets are invested in shares of Company stock. Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules as defined by ERISA. Administrative fees for Trustee services amounted to $49,915 and $48,743 for the years ended December 31, 2012 and 2011, respectively.

7. Subsequent Events

The Company has evaluated events subsequent to December 31, 2012. There have been no material events noted which would impact the results reflected in this report, the Plan’s results going forward or require additional disclosure.

Newmont

Retirement Savings Plan for Hourly-Related Employees of Newmont

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

EIN # 13-2526632; Plan Number 004

	Cost	Current Value Year Ended December 31, 2012
Investment Funds:
Templeton Developing Markets Trust - Class A	**	$1,266,784
*Vanguard 500 Index Fund Investor Shares	**	10,028,228
*Vanguard Capital Opportunity Fund Investor Shares	**	3,353,139
*Vanguard Explorer Fund Investor Shares	**	729,954
*Vanguard Extended Market Index Fund Investor Shares	**	1,392,021
*Vanguard International Growth Fund Investor Shares	**	1,387,971
*Vanguard PRIMECAP Fund Investor Shares	**	1,160,825
*Vanguard Prime Money Market Fund	**	11,311,216
*Vanguard Small-Cap Index Fund Investor Shares	**	801,355
*Vanguard Target Retirement 2010 Fund	**	852,860
*Vanguard Target Retirement 2015 Fund	**	2,817,636
*Vanguard Target Retirement 2020 Fund	**	3,777,197
*Vanguard Target Retirement 2025 Fund	**	2,640,192
*Vanguard Target Retirement 2030 Fund	**	2,692,141
*Vanguard Target Retirement 2035 Fund	**	1,301,122
*Vanguard Target Retirement 2040 Fund	**	2,201,898
*Vanguard Target Retirement 2045 Fund	**	1,422,271
*Vanguard Target Retirement 2050 Fund	**	1,242,602
*Vanguard Target Retirement 2055 Fund	**	338,788
*Vanguard Target Retirement Income Fund	**	536,603
*Vanguard Total Bond Market Index Fund Investor Shares	**	4,472,917
*Vanguard Total International Stock Index Fund	**	743,227
*Vanguard Wellington Fund Investor Shares	**	2,124,163
*Vanguard Windsor II Fund Investor Shares	**	1,580,236

		60,175,346
Employer Stock:
*Newmont Mining Stock Fund	**	14,269,081
*Participant Loans (a):
Interest rates ranging from 4.25% to 9.25%, maturing January 2013 through December 2027	—	5,732,443

Total		$80,176,870

*	Represents a party-in-interest
**	Cost omitted for participant-directed investments.
(a)	Interest rates on loans are determined by the Trustee based on commercial lending rates at the date of the loan.

Newmont

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Form 5500, Schedule H, Part IV, Line 4a—Schedule of Delinquent Participant Contributions

EIN # 13-2526632; Plan Number 004

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contribution Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late	$—	$813	$—	$—

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Savings Plan for Hourly-Rated Employees of Newmont

Date: July 1, 2013	/s/ Chris Howson
Chris Howson, Vice President and Controller

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of Causey Demgen & Moore P.C.